UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No. 1)

GOLDEN TELECOM, INC.

(Name of Subject Company)

GOLDEN TELECOM, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

38122G107

(CUSIP Number of Class of Securities)

Ilya Smirnov

General Counsel

Representation Office of Golden Teleservices, Inc.

1 Kozhevnichesky Proezd

Moscow, Russia 115114

(011-7-495) 797-9300

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With copies to:

Patricia Moran Ann Beth Stebbins Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036-6522 (212) 735-3000	William Greason Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 (212) 408-5527

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on January 18, 2008 (the “Schedule 14D-9”), by Golden Telecom, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the offer by Lillian Acquisition, Inc. (“Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of VimpelCom Finance B.V., a private company with limited liability incorporated under the laws of The Netherlands (“Parent”), to purchase, at a price of $105.00 per share in cash without interest (and less any amounts required to be deducted and withheld under any applicable law), any and all outstanding shares of Common Stock on the terms and subject to the conditions specified in the offer to purchase dated January 18, 2008, filed as an exhibit to the Schedule TO filed by Parent, Merger Sub and Open Joint Stock Company “Vimpel Communications” (“VimpelCom”) with the Securities and Exchange Commission (the “SEC”) on January 18, 2008 (the “Schedule TO”), as amended by Amendments No. 1 and 2 thereto filed with the SEC on January 28, 2008 and February 6, 2008, respectively (the “Offer to Purchase”) and related letter of transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is hereby amended to add the following paragraph following the first sentence under “Conflicts of Interest”:

“Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, on February 6, 2008, the Company filed with the SEC and transmitted to Company stockholders an information statement (the “Information Statement”) in connection with the possible designation by Parent, pursuant to the Merger Agreement and following the acceptance of shares of Common Stock pursuant to the Offer and the deposit by Merger Sub of funds sufficient to pay the Offer Price for such shares with the depository for the Offer, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders. The Information Statement is incorporated by reference herein, including information therein regarding the beneficial ownership of shares of the Common Stock by directors and executive officers of the Company, the designation by Parent of Messrs. Gallagher, Johnson, Malis and Vandromme, who are currently members of the Company Board, as persons who would continue to serve on the Company Board following the acceptance of shares of Common Stock pursuant to the Offer and the determination that Mr. Herman would continue to serve on the Company Board as the Remaining Director.”

Item 3 of the Schedule 14D-9 is hereby amended to add the following sentence to the end of the penultimate paragraph under “Interests of Certain Persons”:

“It has been determined that Mr. Herman will serve as the remaining director until the effective time of the Merger.”

Item 3 of the Schedule 14D-9 is hereby amended to add the following paragraph to the end of the section under “Transactions With Related Persons”:

“The Company has begun to explore strategic alternatives with regard to its investment in ZAO Cortec and, in that regard, has engaged in preliminary discussions with Inure Enterprises Limited (“Inure”), the owner of the forty-nine percent (49%) interest in ZAO Cortec that is not already owned by the Company and a holder of approximately 8% of the outstanding Common Stock, regarding a potential acquisition by the Company of some or all of the interest in ZAO Cortec held by Inure that is not already owned by the Company. Such a transaction would be in lieu of the Company’s current contractual commitment (subject to market conditions and regulatory approvals) to proceed with an initial public offering of at least 10% of the issued and outstanding shares of ZAO Cortec by the end of 2008. As of the date hereof, no agreement has been reached with Inure with respect to the terms of any such transaction and there can be no assurance that an agreement will be reached or of the timing of any such transaction. In furtherance of these discussions, the Company has entered into an agreement with ABH Financial Limited, an entity organized under the laws of the British Virgin Islands and an affiliate of Altimo (“ABH”), pursuant to which ABH will serve as the Company’s exclusive financial adviser with respect to the potential transaction, effective upon and subject to the approval of the engagement by the Company Board. The engagement letter provides for the payment to ABH of a $300,000 fee following completion of a valuation of ZAO Cortec and fees of up to $4,200,000 upon the successful completion of a transaction, and also provides for the reimbursement of expenses. The Company Board will consider the engagement of ABH following review and recommendation by the Audit Committee of the Company Board.”

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

“In Amendment No. 5 to its Schedule 13D and Amendment No. 1 to its Schedule 13E-3, each filed with the SEC on February 5, 2008, Telenor (and certain of its affiliates) publicly disclosed that it has decided to tender all of its shares of Common Stock to Merger Sub pursuant to the Offer and has tendered its shares into the Offer, subject to the right, exercisable in its sole discretion to withdraw the shares of Common Stock so tendered prior to the expiration of the Offer, in accordance with the terms of the Offer.

In Amendment No. 15 to its Schedule 13D and Amendment No. 1 to its Schedule 13E-3, each filed with the SEC on February 6, 2008, Altimo (and certain of its affiliates) publicly disclosed that Sunbird has tendered all of its shares of Common Stock pursuant to the terms of the Offer. Sunbird has reserved the right to withdraw the shares of Common Stock tendered by it until the expiration of the Offer.”

Item 8.	Additional Information

Item 8(b) of the Schedule 14D-9 is hereby amended and supplemented as follows:

“On February 1, 2008, the Company was notified that the value of the contemplated intercompany loan agreement between VimpelCom and Merger Sub would not exceed fifty percent of the balance sheet value of VimpelCom’s assets, as determined by Russian accounting standards, as of December 31, 2007, and that, accordingly, the intercompany loan from VimpelCom to Merger Sub is subject only to the approval of the VimpelCom Board (which must be unanimous) and will not require VimpelCom shareholder approval. The Company was informed that on February 4, 2008, the VimpelCom Board unanimously approved the intercompany loan from VimpelCom to Merger Sub in an amount up to $4.15 billion, which together with the $200 million on deposit in the Escrow Account and the Collateral Control Account, will be used by Merger Sub to pay for the shares of Common Stock in the Offer and Merger.”

Item 8(f) of the Schedule 14D-9 is hereby amended and supplemented as follows:

On January 26, 2008, the Antimonopoly Committee of Ukraine approved Merger Sub’s application on the proposed acquisition of and merger with the Company and its indirect acquisition of certain affiliates of the Company in the Ukraine pursuant to the Offer and the subsequent Merger.

On January 21, 2008, Merger Sub submitted its application on the proposed acquisition of the Company and its indirect acquisition of certain affiliates of the Company in Kazakhstan pursuant to the Offer to the Agency for the Protection of Competition of the Republic of Kazakhstan. Merger Sub intends to submit its application on the Merger to the Agency for the Protection of Competition of the Republic of Kazakhstan as promptly as practicable.

On January 22, 2008, the Antimonopoly Committee of Uzbekistan approved Merger Sub’s application on the proposed acquisition of the Company and its indirect acquisition of certain affiliates of the Company in Uzbekistan pursuant to the Offer. Merger Sub intends to submit an application with respect to the Merger to the Antimonopoly Committee of Uzbekistan as promptly as practicable.

Item 8(g) of the Schedule 14D-9 is hereby amended to replace the text thereof in its entirety with the following:

“Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, on February 6, 2008, the Company filed with the SEC and transmitted to Company stockholders the Information Statement. The Information Statement is incorporated by reference herein.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

“(i) Bank Waiver

Under the terms of the Merger Agreement it is a condition to the consummation of the Offer that there be in full force and effect a waiver of any breach or default resulting from the transactions contemplated by the Merger Agreement, including the Offer and the Merger, under the Term Facility Agreement, dated January 25, 2007 (as amended and restated on March 22, 2007 and as further amended on November 20, 2007, the “Term Facility Agreement”) between the Company, Sovintel and GTS Finance Inc. as Original Borrowers and Original Guarantors, Citibank N.A. London Branch and ING Bank N.V. as Arrangers, the financial institutions referred to therein as the Original Lenders and Citibank International Plc as the Agent. On January 31, 2008, the Company received the requisite waiver under the Term Facility Agreement, subject to entry, as of the effective time of the Merger, into a subordination agreement with respect to the intercompany loans from VimpelCom to Merger Sub on terms satisfactory to a majority of lenders.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated January 18, 2008, as amended by Amendments No. 1 and 2 filed with the SEC on January 28, 2008 and February 6, 2008, respectively (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Summary Advertisement, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(D)	Joint Press Release issued by the Company and VimpelCom, dated December 21, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2007).

(a)(1)(E)*	Letter to Stockholders of the Company from Jean-Pierre Vandromme, dated January 18, 2008.

(a)(1)(F)**	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

(a)(1)(G)	Guidelines for the Certificate of Tax Identification Number on Form W-9 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO).

(a)(1)(H)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(I)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(J)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)*	Opinion of Credit Suisse to the special committee of the board of directors of the Company, dated December 20, 2007 (attached hereto as Annex I).

(e)(1)	Shareholders Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.7 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(e)(2)	Registration Rights Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(e)(3)	Registration Rights Agreement, by and between the Company and Inure Enterprises Ltd., dated as of February 22, 2007 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on February 27, 2007).

(e)(4)*	Confidential Disclosure Agreement, between VimpelCom and the Company, dated February 7, 2007.

(e)(5)*	Confidentiality Agreement between VimpelCom and the Company, dated October 15, 2007.

(e)(6)	Agreement and Plan of Merger, dated as of December 21, 2007, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Golden Telecom, Inc. with the SEC on December 21, 2007).

(e)(7)	Account Control Agreement, dated as of December 21, 2007, among the Company, Merger Sub, and Citibank, N.A. (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

(e)(8)	Security Agreement, between the Company and Merger Sub, dated December 21, 2007 (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(e)(9)	Escrow Agreement, by and among Merger Sub, the Company, and Citibank, N.A., dated December 21, 2007 (incorporated by reference to Exhibit (d)(9) to the Schedule TO).

(g)	None.

Annex I*	Opinion of Credit Suisse Securities (USA) LLC, dated December 20, 2007

*	Previously filed.
**	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

GOLDEN TELECOM, INC

By:	/S/ ILYA SMIRNOV
Name: Ilya Smirnov Title: General Counsel

Dated: February 6, 2008